HAND & HAND PC

34145 Pacific Coast Highway, #379

Dana Point, CA 92629

(949) 489-2400

Facsimile (949) 489-0034

July 31, 2012

Duc Dang

Attorney-Advisor

Securities & Exchange Commission

Washington, DC 20549

Re:

BlueStar Entertainment Technologies, fka Solarte Hotel Corporation

Form 20-F

Filed January 17, 2012

Form 10, filed June 13, 2012

File No. 000-54360

Dear Mr. Dang:

On behalf of the issuer, we file amendment no. 1 to the Form 10 as well as an amended 20-F to include the interactive data, and respond as follows to your comment letter:

General

1.

Please revise to fully describe the transition from Solarte Hotel to Blue Star Entertainment, as controlled by Erick Hansen, to your current corporate arrangement. Explain why  Erick Hansen signed your filings if the acquisition was not actually completed. Describe any transfer of shares that took place between you, your control person, Erick Hansen, and any related entities.

Complied, in the second paragraph under Item 1, Business-Background.

2.

We note that the Form F-1 went effective on January 5, 2009, and that you did not withdraw or amend to deregister the shares included in the noted F-1. Please tell us how you complied with Section 15(d) of the Exchange Act of 1934.

No Form 20-F was filed for the year ended June 30, 2009. There has been no trading of the common stock and no shareholder whose shares were registered has transferred or attempted to transfer his or her shares.

3.

We note your response to comment 3 of our letter dated March 29, 2012, related to the Form 20-F filed January 17, 2012. It does not appear that you were eligible to file Form 20-F or the subsequent Form 6-Ks based on your response. Please amend your filings accordingly or advise.

The status as a foreign private issuer for any given fiscal year is determined as of the end of the second fiscal quarter, December 31, of the fiscal year.  Until October 2011, the board of directors was comprised entirely of non-US persons, all operations were conducted outside the United States, and the issuer has always been a BVI corporation. Therefore, until December 31, 2011, when Mr. Hansen was the sole director on that date (as he was elected in October 2011), the Company was always defined to be a foreign private issuer. For the year ended June 30, 2012, the Company will no longer be eligible to file a Form 20-F. The Company intends to file a Form 10-K for that fiscal year.

4.

We note your response to comment 1 of our letter dated March 29, 2012. We note that you filed a 6-K on May 29, 2012, indicating that your name never changed from Solarte Hotel Corporation. Please advise why you filed a Form 10 and other filings using the name of Blue Star Entertainment Technologies.

In May 2012, the Company was informed by its resident agent in BVI that no amendment had been filed. That information was later corrected when the post-Hansen management inquired about the good standing status of the corporation.

5.

We note your response to comment 2 of our letter dated March 29, 2012 and the filing of this Form 10. Please explain the basis for filing the Form 8-A filed on April 21, 2011.

Current management believes that the Form 8-A was filed on the apparently mistaken belief that since the Company was then current in its filings under the Exchange Act, that a Form 8-A was the appropriate form.

6.

Please tell us why you did not file a copy of the agreement that you entered into with Blue Star Entertainment Technologies, Inc.

To the knowledge of the Company that agreement does not exist.

7.

We note that you filed a Form 6-K on June 27, 2012. Please revise this Form 10 to update and ensure consistency with the disclosure in the Form 6-K. This includes updating your business and financial disclosures, as applicable.  Please file any agreement between you and Mr. Martinez. Considering he has been your operations manager since June 2011, please revise to explain why your 20-F filed for the period ended June 30, 2011 did not identify him as such.

Complied by revising Items 4, 5, and 7 of the Form 10. Mr. Martinez was not an executive officer or director of the Company until June 2012, so no mention of him in the 20-F was required. It is noted that the 6-K filed on June 8, 2011 disclosed information regarding Mr. Martinez.

Form 20-F for the year ended June 30, 2011

Report of Independent Registered Public Accounting Firm, page 11

8.

Please advise us if an audit has been conducted on the periods since inception that have been included in the financial statements. If these periods have been audited, please have your auditors revise their report to identify these periods. Pleased note that amounts presented from inception for development stage companies are required to be audited, or a waiver must be obtained.

The auditors' opinion has been revised.

Exhibits

9.

Please tell us why you have not filed Interactive Data as required by Release no 34-59324 which can be found at http://www/sec.gov/rules/final/2009/33-9002.pdf.

No interactive data is required for Exchange Act registration statements. See footnote 41 to the release and SK Item 601(a). The Form 20-F will be amended to include the data.

Form 10

10.

We note that Ms. Campo transferred 95.6% of the shares of Blue Star to Mr. Martinez.  Please disclose whether she retains an interest in Blue Star.  Please disclose whether Blue Star will continue to have any financial obligations to Ms. Campo.

Complied in Item 7.

Item 1.  Business, page 2

11.

Please provide detailed disclosure regarding the history of the company.  We note that you were originally formed to acquire and operate a hotel in Panama.  Please disclose the exact date on which the business plan changed.  Considering your decision to abandon your offering, please tell us why you did not update your registration statement accordingly.

Complied in the first paragraph under Item 1, Business-Background. The business plan was changed due to the issuer's inability to sell the common stock offered in the F-1, combined with the uncertainty in the economy, so there was no reason to update the registration statement for the new company business. No shares were ever sold through the registration statement.

Item 2.  Financial Information

Analysis of Financial Position, Liquidity, and Capital Resources, page 3

12.

We note your response to comment 8 of our letter dated March 28, 2012.  We reissue our comment.  Please provide a more detailed analysis of your sources and uses of cash for the current year.  In light of the fact that Ms. Campo is no longer associated with the company, it does not appear that you will be able to obtain loans from her.  Please describe how you expect to fund your operations for the next fiscal year.  If you do not have options for funding your operations, please clearly state this and disclose the impact this may have on your operations.

Complied. Since the company has operations and revenue, we do not have any urgent cash needs.

Item 2.  Financial Information, page 3

13.

We note your response to comment 7 of our letter dated March 29, 2012.  We reissue our comment.  Please provide all of the disclosure required by Item 303 of Regulation S-K.  For instance, the introductory narrative should provide insight in the material opportunities, challenges, and risks, that your executive officers are most focused on and explain how management is addressing such opportunities, challenges, and risks.

Complied.

Financial Statements

14.

Please clearly label all unaudited portions of the financial statements.  For example, if the nine months ended March 31, 2011 on the statements of operations and the contribution to capital on January 15, 2012 on the statement of stockholders' equity (deficit) are unaudited, please label as such.

Complied.

Note 1 - Summary of Significant Accounting Policies, page 17

15.

Your accounting policy for Accounts Receivable indicates that there were no accounts receivable outstanding as of the periods presented.  Please revise your disclosure to describe your accounting policy as it relates to the $6,200 accounts receivable outstanding as of March 31, 2012.

Complied.

Very truly yours,

 /s/ Jehu Hand

Jehu Hand

JH:kp